UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

EXTRAORDINARY SHAREHOLDERS MEETING

CALL NOTICE

The Shareholders of CPFL Energia S.A. (“Company” or “CPFL Energia”) are hereby invited to the Extraordinary Shareholders Meeting (“Meeting”) to be held on March 27th, 2017 at 10 a.m., at the registered office of the Company located at Rua Gomes de Carvalho, n. 1510, 14th floor, 142, Vila Olímpia, in the city and state of São Paulo, in order to discuss and vote on the following items of the Agenda:

(a)         The cancelation of the Company’s registry as a publicly held company before CVM under class “A” and its conversion into class “B”, pursuant CVM Rule n. 480/2009, and also the delisting of the Company from the Novo Mercado Special Listing Segment of BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros, both conditioned to the applicable regulation and to the terms and conditions of the public tender offers informed by the controlling shareholder on his letter to the Company disclosed in the material fact of February 16th, 2017 (“Unified Offer”); and

(b)         The choice of the specialized valuation firm incumbent of producing the appraisal report of the economic value of the Company’s shares for the purposes of the Unified Offer, pursuant to section 10.1.1 of the Listing Rules of Novo Mercado Special Listing Segment of BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros, based on the list of three (3) prospective appraisers presented by the Board of Directors, composed by the following institutions: a) BNP Paribas Brasil S.A.; b) Banco de Investimento Credit Suisse (Brasil) S.A.; and c) Deutsche Bank S.A. – Banco Alemão.

The Company alerts that the matter regarding item (b) of the Agenda will only be submitted to the shareholders’ resolution if shareholders representing at least twenty-percent (20%) of the “Outstanding Shares”, as defined on section 2.1 of the Listing Rules of Novo Mercado Special Listing Segment of BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros, attend the Metting, allowing the Meeting to be held on a first call. If such quorum is not verified, the Company shall call a new extraordinary shareholders meeting, which will be held with the attendance of any number of shareholders representing “Outstanding Shares”.

The Company also enlightens that, pursuant to section 10.1.1 of the Listing Rules of Novo Mercado Special Listing Segment of BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros, the resolution regarding item (b) of the Agenda shall be taken by the majority of the votes of the shareholders representing the “Outstanding Shares” attending the Meeting, not considering any blank votes or abstentions.

General Information:

1.           The Company’s shareholders may attend the Meeting if they are registered in the Registry of Book–Entry Shares of Banco do Brasil S.A., the stock transfer agent of the Company’s shares, and present the following documents: (i) individuals – identification document with photo; (ii) legal persons – certified copy of their most recent Bylaws or consolidated Articles of Association and corporate documentation granting powers of representation (minutes of election of the executive officers and/or power of attorney), as well as identification document with photo of their legal representative(s); and (iii) for shareholders organized as Investment Funds – certified copy of their most recent consolidated regulations and the Bylaws or Articles of Association of the funds’ administrators, as well as the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney) and identification document with photo of their legal representative(s).

2.           Any shareholder may appoint an attorney-in-fact to attend the Meeting and vote on his/her/its name. If that is the case, the shareholder shall present the following documents: (i) the proxy instrument granting special powers of representation at the Meeting; (ii) the Bylaws or Articles of Association and the minutes of election of the officers and/or power of attorney, if the shareholder is a legal person; and (iii) the attorney’s-in-fact identification document with photo.

3.           Proxies granted (i) in Brazil shall be notarized and (ii) abroad shall be notarized by a Public Notary duly authorized for this purpose, consularized in a Brazilian consulate and translated into Portuguese by a sworn translator. The Company's Bylaws do not provide for the possibility of proxies granted electronically.

4.           Pursuant to Article 126, paragraph 1 of Brazilian Corporate Law, proxies shall be granted to any person who meets at least one of the following requirements: (i) is a shareholder or a manager of the Company, (ii) is a lawyer or (iii) is a financial institution. Regarding shareholders that are legal persons, in accordance with the understanding of the Board of CVM on its meeting held on November 4, 2014 (CVM Proceeding RJ2014/3578), there is no need for the proxy to be granted (i) to a shareholder or a manager of the Company, (ii) a lawyer, or (iii) a financial institution.

5.           In order to facilitate the Meeting proceedings, the Company requests the shareholders to submit their proxy instruments and representation documents twenty-four (24) hours prior to the Meeting, in accordance with Article 11 of the Company’s Bylaws. Shareholders attending the Meeting with the required documents will be allowed to participate and vote even if they had not submitted such documents in advance.

6.           Pursuant to Article 135, paragraph 3 of Brazilian Corporate Law and in compliance with Article 6 and the following Articles of CVM Rule 481/2009, all documents related to the matters of the Agenda are available to the shareholders, as from this date, at the registered office of the Company, at its Investor Relations website (www.cpfl.com.br/ir) and at  the websites of the CVM (www.cvm.gov.br), the BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

São Paulo, February 24th, 2017.

Yuhai Hu

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 24, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.